

September 2, 2010

Stephen E. Hare
Senior Vice President and Chief Financial Officer
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

      Re: **Wendy's/Arby's Group, Inc.**
              Form 10-K for Fiscal Year Ended January 3, 2010
              Filed March 4, 2010
              Form 10-Q for Fiscal Quarter Ended July 4, 2010
              Filed August 12, 2010
              File No. 001-02207

Dear Mr. Hare:

      We have reviewed your response letter dated July 22, 2010 and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 3, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. The intended improvements in your disclosure indicated in the response to our prior comment number 4 appear to be useful. However, since cost of sales is material in arriving at your consolidated and segment margins and results, as you acknowledge, it is not clear to us why you believe the components of costs of sales are not significant independent factors, and therefore not important for investors to readily see quantification of and changes in its components, on a consolidated and segment basis. It appears to us that providing details of the components of cost of sales, accompanied by an analysis of the material changes at an appropriate level of detail, would be useful information to enable investors to identify all of the factors and potential trends affecting your consolidated and segment margins from which

to make their own assessment regarding your margins and results. The second sentence of Item 303(A)(3)(i) of Regulation S-K specifies "describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations." Also, refer to instructions 2 and 4 to Item 303(A) for guidance. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure, or advise.

2. In connection with the above comment, we note there is no single aggregate presentation of the dollar amount of costs attributed to each segment in arriving at each segment's results. We believe such a presentation in tabular form, supplemented by an analysis of material changes in the components at a reasonable level of detail as appropriate, would enable investors to readily understand the context, magnitude and proportionate effect of costs for each segment. Such a presentation may also illuminate the reasons for variances in, and level and direction of, results for each segment. For example, for Wendy's in the Form 10-Q for the fiscal quarter ended July 4, 2010, the dollar amount of margins and margin percentage increased, and segment profits materially increased, notwithstanding impairment of long-lived assets in each period, in the current year periods despite decreases in revenues in each current year period. The implication is that changes in costs were material contributors to the margin, margin percentage and profit increases, but this is not readily apparent from your current presentation. It also appears that commentary specifically directed at material changes in segment results would be meaningful. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief